SECURITIE: 04015374 ON
Washington, D.C. 20549

Expires: October 31, 2004
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SEC FILE NUMBER
8- 45224

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
revised

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DBC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Executive Drive
(No. and Street)

West Orange (City) New Jersey (State) 07052 (Zip Code)

SEC MAIL RECEIVED PROCESSING ... 06 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTEGRATED
MANAGEMENT
SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 ◦ Fax: (212) 509-8347
Direct Dial Fax: E-Mail:


SEC MAIL
RECEIVED
APR 0 6 2004
WASH, D.C.

04/05/2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: DBC SECURITIES, INC.

We recently filed an Annual Audited Report for DBC Securities, Inc. We realize the facing page had an incorrect address for the independent public accountant. Enclosed are two copies of the corrected facing page.

Thank you,



Howard Spindel
Senior Managing Director